CONSENT OF AUTHOR

TO:	VIZSLA RESOURCES CORP.

AND TO:	British Columbia Securities Commission (as Principal Regulator)
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Financial Services Regulation Divisions (Newfoundland and Labrador)
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities, Northwest Territories
Superintendent of Securities, Nunavut
TSX Venture Exchange

I, Stewart Harris, B.Sc., P.Geo., author of the technical report entitled "Technical Report on the Panuco Silver-Gold Project, Concordia, Sinaloa, Mexico" with an amended effective date of June 15, 2020 (the "Technical Report"), do hereby consent to the public filing of the Technical Report and to the inclusion of extracts from or a summary and reference to the Technical Report in the written disclosure in the short-form base shelf prospectus dated December 1, 2020 (the "Prospectus") of Vizsla Resources Corp. (the "Company"). I also consent to being named in the Prospectus.

I also certify that I have read the Prospectus being filed by the Company and that it fairly and accurately represents the information in the Technical Report and I do not have any reason to believe that there are any misrepresentations in the information contained therein that are derived from the Technical Report or that are within my knowledge as a result of the services performed by me in connection with the Technical Report.

Dated the 1st day of December, 2020.

"Stewart Harris, P. Geo."
Stewart Harris, P.Geo.